EXHIBIT 3.1

AMENDED

CERTIFICATE OF DESIGNATION

OF

CLASS A CONVERTIBLE PREFERRED STOCK

OF

SINGLEPOINT INC.

Section 1. Designation and Number of Shares. There is hereby designated out of the authorized and unissued shares of preferred stock of the Company a series of preferred stock designated as the “Class A Convertible Preferred Stock” (the “Class A Convertible Preferred Stock”). The authorized number of shares of Class A Convertible Preferred Stock shall be Eighty Million (80,000,000), which authorized number shall not be affected by any subdivision or combination of the Common Stock. Each share of Class A Convertible Preferred Stock shall be identical in all respects to every other share of Class A Convertible Preferred Stock. The Class A Convertible Preferred Stock shall be senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Company.

Section 2. Definitions. All capitalized terms not defined in this Section 2 shall have the meanings set forth elsewhere in this Certificate of Designation. As used herein with respect to Class A Convertible Preferred Stock:

(a) “Certificate of Designation” means this Certificate of Designation or comparable instrument relating to the Class A Convertible Preferred Stock, as it may be amended from time to time.

(b) “Class A Original Issue Date” shall mean the date on which such share of Class A Convertible Preferred Stock was issued.

(c) “Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(d) “Junior Stock” means the Common Stock and any other class or series of stock of the Company the terms of which expressly provide that it ranks junior to Class A Convertible Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. The term “Junior Stock” shall exclude the Class A Convertible Preferred Stock.

(d) “Parity Stock” means any class or series of stock of the Company (other than Class A Convertible Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Class A Convertible Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(e) “Preferred Stock” means any and all series of preferred stock of the Company, including the Class A Convertible Preferred Stock.

Section 3. Dividends. The holders of the Class A Convertible Preferred Stock shall be entitled to receive Common Stock dividends when, as, if and in the amount declared by the directors of the Company to be paid in cash or in the then current market value of the Company’s common stock.

Without prior written consent of the majority of the Class A Convertible Preferred Stock, so long as any shares of Class A Convertible Preferred Stock shall be outstanding, the Company shall not declare or pay on any Junior Stock any dividend whatsoever, whether in cash, property or otherwise, nor shall the Company make any distribution on any Junior Stock, nor shall any Junior Stock be purchased or redeemed by the Company or any of its subsidiaries of which it owns not less than 51% of the outstanding voting stock, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Junior Stock, unless all dividends to which the holders of Class A Convertible Preferred Stock shall have been entitled for all previous dividend periods, if any, shall have been paid or declared.

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Section 4. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1 Payments to Holders of Class A Convertible Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class A Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock and Junior Stock by reason of their ownership thereof, an amount per share equal to any dividends declared but unpaid thereon.

4.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of the Class A Convertible Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of Junior Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Section 5. Voting.

5.1 General. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of Class A Convertible Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter multiplied by fifty (50). Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Class A Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class.

5.2 Class A Convertible Preferred Stock Protective Provisions. At any time when shares of Class A Convertible Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least majority of the then outstanding shares of Class A Convertible Preferred Stock or all the holders of the Class A Convertible Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

5.2.1. amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Class A Convertible Preferred Stock;

5.2.2. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Class A Convertible Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value;

Section 6. Conversion.

The Class A Convertible Preferred Stock shall have the following conversion rights (the “Conversion Rights”):

A. Holder's Optional Right to Convert. Each share of Class A Convertible Preferred Stock shall be convertible, at the option of the holder(s), on the Conversion Basis (as set forth below) in effect at the time of conversion. Such right to convert shall commence as of the Class A Convertible Preferred Stock Original Issue Date. In the event that the holder(s) of the Class A Convertible Preferred Stock elect to convert such shares into Common Stock, the holder(s) shall have sixty (60) days from the date of such notice in which to tender their shares of Class A Convertible Preferred Stock to the Company.

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B. Conversion Basis. Each share of Class A Convertible Preferred Stock shall be convertible into twenty five (25) shares of the Company’s Common Stock.

C. Mechanics of Conversion. Before any holder of Class A Convertible Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall (i) give written notice to the Company, at the office of the Company or of its transfer agent for the Common Stock or the Preferred Stock, that he/she elects to convert the same and shall state therein the number of shares of Class A Convertible Preferred Stock being converted; and (ii) surrender the certificate or certificates therefor, duly endorsed. Thereupon the Company shall promptly issue and deliver to such holder of Class A Convertible Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. The conversion shall be deemed to have been made and the resulting shares of Common Stock shall be deemed to have been issued immediately prior to the close of business on the date of such notice and surrender of the shares of Class A Convertible Preferred Stock.

D. Adjustments to the Conversion Basis.

(i) Stock Splits and Combinations. The Conversion Basis of the Class A Convertible Preferred Stock shall not be adjusted pursuant to any subdivision or combination of the Common Stock.

(ii) Reclassification, Exchange or Substitution. At any time after the Company first issues the Class A Convertible Preferred Stock and while any of the shares of Class A Convertible Preferred Stock remain outstanding, if the Common Stock issuable upon the conversion of the Class A Convertible Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets), then and in each such event the holder of each share of Class A Convertible Preferred Stock shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Class A Convertible Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustments as provided herein.

(iii) Reorganization, Mergers, Consolidations or Sales of Assets. At any time after the Company first issues the Class A Convertible Preferred Stock and while any of such shares remain outstanding, if there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification, or exchange of shares), or a merger or consolidation of the Company with or into another Company, or the sale of all or substantially all of the Company's assets to any other person, then as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Class A Convertible Preferred Stock thereafter shall be entitled to receive upon conversion of the Class A Convertible Preferred Stock, the number of shares of stock or other securities or property of the Company, or of the successor Company resulting from such merger or consolidation or sale, to which a holder of Class A Convertible Preferred Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale.

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E. Notices of Record Date. In the event of any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company, or any transfer of all or substantially all of the assets of the Company to any other Company, entity, or person, or any voluntary or involuntary dissolution, liquidating, or winding up of the Company, the Company shall mail to each holder of Class A Convertible Preferred Stock at least 30 days prior to the record date specified therein, a notice specifying the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding up is expected to become effective, and the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding up.

F. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Class A Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of the Company's Common Stock on the date of conversion, as determined in good faith by the Company’s directors.

G. Reservation of Stock Issuable Upon Conversion. The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class A Convertible Preferred Stock, a number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Convertible Preferred Stock.

Section 7. Waiver. Any of the rights, powers, preferences and other terms of the Class A Convertible Preferred Stock set forth herein may be waived on behalf of all holders of Class A Convertible Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Class A Convertible Preferred Stock then outstanding.

Section 8. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Class A Convertible Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication, and shall be deemed sent upon such mailing or electronic transmission.

Section 9. Other Rights. The shares of Class A Convertible Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Articles of Incorporation or as provided by applicable law.

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IN WITNESS WHEREOF, Singlepoint Inc. has caused this Amended Certificate of Designation of Class A Convertible Preferred Stock to be signed by its Chief Executive Officer, this 14th day of July, 2022.

Singlepoint Inc.

By:	/s/ Wil Ralston
Name:	Wil Ralston
Title:	Chief Executive Officer

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